Forward Looking Statements Filed by: Texas Capital Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Texas Capital Bancshares, Inc. (Commission File No.: 001-34657) Date: January 22, 2020 This communication may be deemed to include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Texas Capital Bancshares, Inc. (“TCBI”). These statements are not historical in nature and can generally be identified by such words as “believe,” “expect,” “estimate,” “anticipate,” “plan,” “may,” “will,” “forecast,” “could,” “projects,” “intend” and similar expressions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. A number of factors, many of which are beyond our control, could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the credit quality of our loan portfolio, general economic conditions in the United States and in our markets, including the continued impact on our customers from volatility in oil and gas prices, delays in completing the pending merger between TCBI and Independent Bank Group, Inc. (“IBTX”), the failure to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all, the possibility that the anticipated benefits of the mergerare not realized when expected or at all, expectations regarding rates of default and loan losses, volatility in the mortgage industry, our business strategies, and our expectations about future financial performance, future growth and earnings, the appropriateness of our allowance for loan losses and provision for credit losses, the impact of changing regulatory requirements and legislative changes on our business, increased competition, interest rate risk, the inability to realize cost savings or improved revenues or to implement integration plans and other consequences associated with the proposed merger or new lines of business, new product or service offerings and new technologies. These and other factors that could cause results to differ materially from those described in the forward-looking statements. The information contained in this communication speaks only as of its date. Except to the extent required by applicable law or regulation, TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding TCBI, IBTX and factors which could affect the forward-looking statements contained herein can be found in TCBI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (“SEC”), and in IBTX’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. 1

Additional Statements Additional Information about the Merger and Where to Find It In connection with the proposed merger between IBTX and TCBI, IBTX filed a registration statement on Form S-4 with the SEC on January 21, 2020 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be senttothe shareholders of IBTX and TCBI seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600. Participants in the Solicitation IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above. 2

Merger of Equals Progress Work Underway to Create the Premier Texas-Based Bank Progress Since Announcement • Integration planning well underway with leaders from both companies working to ensure seamless and timely transition once closing of the merger is achieved, subject to customary closing conditions • Established a joint Integration Management Office leveraging top-tier external advisors with extensive experience in transactions and deep knowledge of financial services • Continued commitment to achieving the synergies and cost savings as originally announced • Filed our registration statement; regulatory merger applications expected to be filed in January 2020 Illustrative Transaction Timeline Announced leadership, Filed registration Further updates to be provided Legal branding, headquarters, statement as work progresses Close and regulators December Today Mid-Year January 22, 2020 2019 2020 Joint Integration Management Office Special Meetings established; teams engaged in integration of Stockholders planning with help from top-tier external advisors 3

Focused on Results Delivering a High Performance Bank in the Country’s Best Markets • Focused on creating a high performance bank that can serve customers of any size in a combined footprint that spans five of the strongest markets in the country • Complementary nature of the two companies creates opportunities to greatly expand our offering to existing customers and to continue growing organically in our core markets • Our shared commitment to consistently delivering a high level of service to our customers will remain a core part of our shared identity once the merger is completed 4 4 Source: S&P Global. (1) 2025 projected population growth for MSAs with greater than 1 million people. (2) 2019 population.